September 20, 2007

Ms. Mellissa Campbell Duru, Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Unit Corporation
Definitive Proxy on Schedule 14A
File No. 1-09260
Filed March 15, 2007

Dear Ms. Duru:

We offer the following responses to the comments and requests for additional information contained in your August 21, 2007 letter.  To facilitate your review of our responses, I have restated each of your comments followed by our response.  In addition, I have numbered the responses to correspond to the numbers used in your letter.

Administration of executive compensation program, page 18

1.           To provide further context to your disclosure regarding the discretion of the committee in making adjustments to compensation decisions made in the December meeting, identify the circumstances that would result in an adjustment of compensation. Also, specify which elements of compensation would be subject to adjustment (i.e. bonus, long-term incentives, or salary). See General Instruction 2 to Item 402(b) of Regulation S-K.

Response:  The circumstance we had in mind when making the statement that "if, during the year, circumstances warrant that the committee make adjustments to its previously-approved compensation decisions, the committee will evaluate those needs at one or more meetings scheduled throughout the year," was that resulting from a promotion or a material increase or change in an individual's responsibilities.  We have no policy on when those circumstances as well as others, such as a severe downturn in the oil and gas industry, would require an adjustment to compensation.  Any or all elements of compensation could be adjusted based on the actual circumstances involved.  We will revise our future filings to clarify this disclosure.

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

2.           Throughout your disclosure, you indicate that compensation decisions are not determined through reference to a written policy or formula. You also, however, disclose general factors considered by the committee in making compensation decisions on page 18, and with respect to compensation decisions for performance during fiscal 2005 and 2006, pages 19 and 22 respectively. In highlighting specific operational and financial achievements considered such as earnings performance, oil and gas reserve growth and well drilling success ratios, your disclosure suggests that the committee may have established operational and financial goals and targets.

Please clarify whether the committee only examines, retrospectively and without regard to any pre-established qualitative or quantitative targets, the performance of the company. Alternatively, if the committee does establish qualitative and quantitative goals or targets each year against which it measures success, you should identify them. If there are quantitative and qualitative targets established, even if achievement of those targets is not subject to a formula or written policy, you should identify the targets.  Refer to Item 402(b)(1)(v) of Regulation S-K.  To the extent disclosure of the information would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b ) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting that conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  For the times in question, the committee only examined the disclosed financial and operational factors on a retrospective basis.  No pre-established performance targets were used by the committee.  We will revise future filings to clarify this point if this continues to be the case.

3.           To facilitate an understanding of the compensation actually earned by the named executive officers in 2006, disaggregate your discussion of how compensation is awarded so that you highlight the unique material factors considered in the award of compensation to a particular officer. For example, in the narrative discussion accompanying the table on page 28, you highlight the reasons for the adjustment in Mr. Pinkston's salary for 2006. You should elaborate on the specific individual factors considered for each named executive officer if material to an understanding of the officer's compensation.  See Item 402(b)(l)(v) of Regulation S-K.

Response:  The factors considered in awarding compensation to each of our named executive officers do not materially vary.  All decisions are based on the committee's subjective discretion, in view of the company's operating and financial results and any peer group statistics.  As explained in the narrative accompanying the table on page 28, Mr. Pinkston received an increase in his salary at the end of 2005 because of his prior assumption of increased responsibilities as CEO.  Any increase in a named executive officer's job responsibilities would be a factor considered by the committee.  If, in the future, we establish different evaluation criteria for different named executive officers, we will disaggregate our discussion, highlighting any unique material factors applicable to the particular officer.

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

4.           We direct you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  For example, you should elaborate on the reasons for the material difference in restricted stock awards granted to Mr. Pinkston relative to any other named executive officer during fiscal 2006.

Response:  As set forth in our response to comment 3 above, there are no material differences in our compensation policies with respect to individual named executive officers.  With respect to the restricted stock awards, as set forth in the third bullet point of our analysis on page 23, the committee determined that it should increase the equity compensation portion of the compensation mix for all of our named executive officers.  This decision was in keeping with the committee's goal of maintaining an executive compensation package that falls between the 50th and 75th percentiles of the peer group presented in the Longnecker study.  Specifically, the committee determined to increase the equity component of the named executive officers' compensation to bring it within the 51st percentile of the peer group.  Granting Mr. Pinkston 8,990 shares of restricted stock was consistent with aligning the compensation mix to the selected peer group percentile.  Similarly, the equity awards to the other named executive officers were consistent with aligning their compensation mix to that of the selected peer group percentile.  If, in the future, there are material differences in our compensation policies with respect to our individual named executive officers, we will identify them.

5.           Provide more analysis of how individual performance effects actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The process by which the compensation committee assesses individual performance is a very informal one, not subject to a specific policy.  The committee applies no quantitative or qualitative measures to individual performance.  Individual contributions would be noted in the context of reviewing the overall operational and financial results of the company.  For the CEO, those results are the committee's primary measure of performance; as to the other named executive officers, the CEO's recommendations to the committee, described on Page 18, "Role of management in compensation decisions," within the context of the overall operating and financial results, are the primary basis on which individual performance is evaluated.  If a performance-based evaluation system is adopted in the future, we will expand the Compensation Discussion and Analysis to fully describe all aspects of that system, including how individual performance affects compensation.

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

2005 actions with regard to 2006 compensation, page 19

6.           Revise your headings so they clearly identify disclosure pertaining to compensation earned, versus paid, in a given fiscal year. Disclosure under this heading appears to relate to considerations of the committee in awarding bonus amounts based on performance achievements in 2005 which does not appear to be relevant to actual compensation earned (as opposed to paid) in 2006.  Revise to disaggregate amounts earned in 2006 such as base salary from amounts that were earned in the prior year, such as the bonus amounts reflected in the summary compensation table.  Similarly confusing disclosure appears under the heading "2007 compensation determination."

Response:  We will prospectively revise our headings to better identify the descriptions of earned versus paid compensation in a given fiscal year, and to disaggregate amounts earned in a fiscal year as base salary from amounts earned in prior fiscal years as bonus or equity incentives.  Specifically, we currently intend to organize our CD&A headings, in relevant part, as follows:

1.	General compensation objectives

2.	Elements of our compensation program

3.	Administration of executive compensation program

4.	Role of management in compensation decisions

5.	Role of compensation consultant

6.
[Fiscal Year] Compensation (we had previously put components of this in both our headings titled "2005 actions with regard to 2006 compensation," and "2006 actions with regard to 2007 compensation."  In future filings, we will disaggregate this information, and will break down our compensation analysis by topic for the fiscal year in which it was earned, rather than on the chronology of the decision-making process underlying the determination of the compensation.)  The subheadings will be as follows:

•	[Fiscal Year] Base salary

•	[Fiscal Year] Bonuses and long-term incentives

i.	Cash bonuses

ii.	Long-term incentive compensation

7.
[Future fiscal year] Compensation determination.  (As supplemental information not directly related to the discussion of a given fiscal year's compensation but of interest to our shareholders, we intend to disclose any current fiscal year's year-end compensation adjustments that will be paid in future fiscal years.)

Summary Compensation Table, page 25

7.           It does not appear that you have included the appropriate amount in the bonus column for the fiscal year 2006. We note the disclosure on page 23 of cash bonuses earned for 2006

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

performance that was paid in 2007. Item 402 (c)(2)(iv) of Regulation S-K requires disclosure of bonus amounts earned during the fiscal year. We also refer you generally to Instruction 1 to Item 402(c) (2)(vii) of Regulation S-K.  Although not awarded pursuant to a non-equity incentive plan, the amounts reported as a bonus in column (d) should include amounts earned during fiscal 2006, even if not paid until 2007.

Response:  In our future filings, we will show bonuses earned in a given fiscal year in column (d) of the summary compensation table, without regard to the year paid.

Grants of Plan-Based Awards, page 27

8.           We refer you to Item 402(e)(1)(iii).  Please include a narrative description of whether dividends are paid on the restricted stock awards that you granted.

Response:  We will prospectively add a description of the payment of dividends, if any, on the restricted stock awards.  The description as it applied at March 15, 2007 would have been as follows:

The recipient of each award of restricted stock has all of the rights of a holder of shares of the company's common stock, including the right to vote such shares and to receive any cash dividends thereon. The compensation committee, however, may determine that cash dividends shall be automatically reinvested in additional shares which shall become shares of restricted stock and shall be subject to the same restrictions and other terms of the award.  To date, the company has not issued any dividends with respect to its common stock.

9.           We note disclosure of awards outstanding at fiscal year end in the table on page 29.  You imply that awards were granted pursuant to equity incentive plans during fiscal 2006 yet no awards appear in columns (f)-(h) of the table. Consistent with the requirements of Item 402(d) of Regulation S-K, please supplement your tabular disclosure of grants made during 2006.

Response:  As noted in Footnote 2 to the table, the awards listed in column (d) of the table consisted of shares of Stock Appreciation Rights.  These SARs were awarded in 2006 but subject to time-vesting conditions. We will prospectively reflect those time-vested SARs in column (c) in the Outstanding Equity Awards at End of [__] table.

Potential Payments on Termination or Change in Control, page 32

10.           Other than amounts payable upon a change of control, revise to provide the quantitative information for each of the named executive officers regarding amounts payable to them under all other triggering events as required by Item 402 (j)(1) of Regulation S-K. For example, revise to provide the total amounts payable assuming termination for cause, without cause, due to death and/or disability. Please provide a discussion and analysis of how the actual post termination payout awards and benefits were determined.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

Response:  In future filings we will reformat and revise the table contained on page 37 to  itemize the amounts payable to each named executive officer under all triggering events required by Item 402(j)(1).  That information, as of March 15, 2007, would have been as follows:

The following table sets forth quantitative information with respect to potential payments to be made to each of the named executive officers or their beneficiaries on termination in various circumstances, assuming termination on December 31, 2006.  The potential payments are based on the various plans maintained by us as well as the negotiated contractual terms of certain agreements we have made with some of the named executive officer's.  For a more detailed description of each of these plans and agreements, see the discussion of each plan and agreement under "Potential Payments on Termination or Change-in-Control".

The amounts presented in the below table are in addition to each of the named executive officer's deferred compensation noted in the Non-Qualified Deferred Compensation for 2006 Table on page 32.

	Type of Triggering Event
Named Executive Officer	Death or Disability	Voluntary Termination or Retirement	Change in Control without Termination	Termination by Company for Cause	Termination by Company without Cause unrelated to Change in Control	Termination by Company or by Executive for Good Reason after Change in Control	Termination by Executive without Good Reason after Change in Control

Larry D. Pinkston
Key Employee Contract Payments:	$	$	$	$	$	$	$
Salary under contract formula(1)						1,305,000
Bonus under contract formula(1)						1,450,044
Previously-earned but unpaid bonus amounts						650,015
Tax Gross-up(2)						1,345,096
36 months 401(k) company match						46,332
Health Insurance(3)						21,960
Disability Insurance(3)						562
Outplacement Services						30,000
Stock Awards(4)	520,585		520,585			520,585	520,585
Option and SARs Awards(5)	211,905		211,905			211,905	211,905

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

	Type of Triggering Event
Named Executive Officer	Death or Disability	Voluntary Termination or Retirement	Change in Control without Termination	Termination by Company for Cause	Termination by Company without Cause unrelated to Change in Control	Termination by Company or by Executive for Good Reason after Change in Control	Termination by Executive without Good Reason after Change in Control
Separation Benefit Plan Payment	865,385	865,385			865,385	865,385	865,385
	_________	_________	_________	_________	_________	_________	_________
	$1,597,875	$ 865,385	$ 732,490	$ 0	$ 865,385	$6,446,884	$1,597,875
Mark E. Schell
Key Employee Contract Payments:	$	$	$	$	$	$	$
Salary under contract formula(1)						638,000
Bonus under contract formula(1)						609,000
Previously-earned but unpaid bonus amounts						315,001
Tax Gross-up(2)						539,005
36 months 401(k) company match						46,332
Health Insurance(3)						21,960
Disability Insurance(3)						562
Outplacement Services						30,000
Stock Awards(4)	173,024		173,024			173,024	173,024
Option and SARs Awards(5)	176,505		176,505			176,505	176,505
Separation Benefit Plan Payment	321,538	321,538			321,538	321,538	321,538
	_________	_________	_________	_________	_________	_________	_________

	$ 671,067	$ 321,538	$ 349,529	$ 0	$ 321,538	$2,870,927	$ 671,067
David T. Merrill
Key Employee Contract Payments:	$	$	$	$	$	$	$
Salary under contract formula(1)						580,000
Bonus under contract formula(1)						551,000
Previously-earned but unpaid bonus amounts						268,334
Tax Gross-up(2)						523,475
36 months 401(k) company match						46,332
Health Insurance(3)						21,960

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

	Type of Triggering Event
Named Executive Officer	Death or Disability	Voluntary Termination or Retirement	Change in Control without Termination	Termination by Company for Cause	Termination by Company without Cause unrelated to Change in Control	Termination by Company or by Executive for Good Reason after Change in Control	Termination by Executive without Good Reason after Change in Control
Disability Insurance(3)						562
Outplacement Services						30,000
Stock Awards(4)	157,999		157,999			157,999	157,999
Option and SARs Awards(5)	117,476		117,476			117,476	117,476
Separation Benefit Plan Payment					46,154	46,154	46,154
	_________	_________	_________	_________	_________	_________	_________
	$ 275,475	$	$ 275,475	$	$ 46,154	$2,343,292	$321,629
John Cromling
Stock Awards(4)	130,184		130,184			130,184	130,184
Option and SARs Awards(5)	153,862		153,862			153,862	153,862
Separation Benefit Plan Payment					145,384	145,384	145,384
	_________	_________	_________	_________	_________	_________	_________
	$ 284,046	$	$ 284,046	$	$ 145,384	$ 429,430	$ 429,430
Bradford J. Guidry
Stock Awards(4)	123,763		123,763			123,763	123,763
Option and SARs Awards(5)	153,862		153,862			153,862	153,862
Separation Benefit Plan Payment					279,923	279,923	279,923
	_________	_________	_________	_________	_________	_________	_________
	$ 277,625	$	$ 277,625	$	$ 279,923	$ 557,548	$ 557,548

Notes to Table:

(1)  It is assumed for purposes of these calculations that all year-to-date accrued salary, bonus and vacation pay is current as of December 31, 2006.  This amount is based on the 2006 salary and declared (earned) bonus for 2006, and represents the product of 2.9 and the sum of

(i)  the executive officer's annual base salary, as defined, and

(ii)  the highest annual bonus (as determined under the agreement.

(2)  The estimated tax gross up is based on the 20% excise tax, grossed up for taxes, on the amount of severance and other benefits above each individual's average five-year W-2 earnings times 2.9.

(3)  The amount for health and disability coverage was determined by assuming that the rate of cost increases for such coverage equals the discount rate applicable to reduce the amount to present value as of December 31, 2006.

(4)  The value of restricted stock assumes a fair market value for our common stock of $48.63, the average of the high and low prices of our common stock on the NYSE on December 29, 2006.

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
September 20, 2007

(5)  The value of stock options and SARs assumes a fair market value for our common stock of $48.63, the average of the high and low prices of our common stock on the NYSE on December 29, 2006.  Value is calculated on the basis of the difference between $48.63 and the exercise price multiplied by the number of shares of common stock underlying the options and SARs.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest possible review of this letter in response to your comments.  To expedite the conveyance of additional comments, please feel free to call me or April Mather at (918) 493-7700.

Very truly yours,

/s/ Mark E. Schell

Mark E. Schell
Senior Vice President,
General Counsel and Secretary
MES:sab/ljh

cc:        David Merrill, Unit Corporation
Don Hayes, Unit Corporation